11016479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011

SEC FILE NUMBER
8- ~~52285~~ 38739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Jefferson Street, Suite 102
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Buffalo — 309-820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Associates, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

1600 Hunt Drive, Suite B	Normal	Illinois	61761
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/15

3/19

OATH OR AFFIRMATION

I, Terry Buffalo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/22/12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors of First Midwest Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by First Midwest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating First Midwest Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Midwest Securities, Inc.'s management is responsible for the First Midwest Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no exceptions;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended less revenues reported on the FOCUS report for the period from January 1, 2010 to December 31, 2010. The Total Revenue agreed to the revenues reported on the FOCUS noting no differences ;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillips & Associates, CPA's, P.C.

February 15, 2011

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

Board of Directors
First Midwest Securities, Inc.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilly & Associates, CPA's, P.C.

February 15, 2011

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2010

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

Phillips & Associates, CPAs, P.C.

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

TABLE OF CONTENTS
DECEMBER 31, 2010

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2010 and the related statement of operations and retained earnings, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Phillips & Associates, CPA's, P.C.

February 15, 2011

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Financial Position
December 31, 2010

	Total
Assets	
Cash-note 3	$ 894,584
Commission and related receivable-note 4	2,178,788
Investments	105,511
Prepaid expenses	195,402
Notes receivable - related parties -current portion	118,250
Pension receivable	66,436
FMIS Receivable-note 6	43,385
Due from parent (TIC)-note 6	848
Notes receivable - related parties - noncurrent	52,167
Equipment net of accumulated depreciation	34,110
Security deposit with clearing house	313,791
Total Assets	$ 4,003,272
Liabilities	
Accounts payable	$ 69,899
Accrued liabilities	189,050
Commissions payable	1,945,193
Income taxes accrued	145,581
Total Liabilities	2,349,723
Stockholders Equity	
Common stock - no par value, 15,000 shares authorized; 12,073 shares issued and outstanding	229,435
Paid in capital	621,912
Retained earnings (deficit)	802,201
Total Stockholders Equity	1,653,548
	$ 4,003,272

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2010

	2010
Revenue:	
Securities commissions	
- Listed stock	$ 406,992
- OTC stock	15,936,060
- Mutual funds	918,801
- Options	170,660
- Bonds	1,767,123
- REIT	24,650
Total Securities Commissions	19,224,287
Variable Annuity Commissions	1,211,439
Fixed Income	496,354
Private Placements Fees	10,000
Investments- Trading Profits	444,610
Fixed Insurance Commissions	39,568
Variable Life Insurance Commissions	89,362
Total Commissions	21,515,620
Interest Income	500,481
Registered Investment Advisory Fees	188,771
Expense Reimbursement	113,160
Postage and Handling Income	217,922
Institutional	693,111
Other Income -Note 5	127,573
Miscellaneous Service Fees	1,482,840
Other Miscellaneous Products and Services	59,150
Total Revenues	24,898,629
Expenses:	
Commissions Expense	20,271,121
Principal Clearance	921,194
Quote Service Rental (net of reimbursements of $15,040)	16,883
Broker Registration Fees (Net of reimbursements of $275,599)	94,125
Legal and Professional Fees	1,374
Other Broker Charges	19,207
Signature Guarantee Service	730
Interest Expense	21,765
Other General and Administrative Expenses -page 12	2,796,316
Total Expenses	24,142,715
Income (Loss) Before Income Taxes	755,914
Income Tax Expense(Refundable) -note 8	(195,113)
Net Income (Loss) for the Year	560,801
Retained Earnings - Beginning of Year	241,400
Retained Earnings (Deficit) - End of Year	$ 802,201

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flow from Operating Activities	
Net Income (loss)	$ 560,801
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	9,739
Change in Current Assets and Liabilities	
Decrease (Increase) in	
Commissions and related receivables	(438,953)
Investments	316,099
Other assets and receivables	(291,499)
Increase (Decrease) in	
Accounts Payable	(182,543)
Accrued Liabilities	189,050
Commissions Payable	502,132
Income Taxes Accrued	145,581
Net Cash Provided by (Used for) Operating Activities	810,406
Cash Flow from Investing Activities	
Purchases of equipment	(3,715)
Net Cash Provided by (Used for) Investing Activities	(3,715)
Cash Flow from Financing Activities	
Net Cash Provided by (Used for) Financing Activities	-
Net Increase (decrease) in Cash	806,691
Cash at Beginning of Year	87,893
Cash at End of Year -note 3	$ 894,584
Interest Paid	$ 6,996
Income Tax Paid	$ 49,532

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance at beginning of year	$ 229,435	$ 621,912	$ 241,400	$ 1,092,747
Add: Net income (loss)	-	-	560,801	560,801
Capital Contribution	-	-	-	-
Balance at end of year	$ 229,435	$ 621,912	$ 802,201	$ 1,653,548

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Nature of Operations

First Midwest Securities, Inc. is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Federal Regulatory Authority, Inc.(FINRA). The Company is a Wisconsin corporation that is a wholly-owned subsidiary of The Investment Company.

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities. The broker-dealer operates several branches and contracts with independent brokers in rural and suburban communities approximately 17 states in the United States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle-income individuals.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker. The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the year ended December 31, 2010, the company recognized income tax expenses and remitted to its parent corporation as a result of filing its return on a consolidated basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting for Uncertain Tax Positions

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

Advertising

Advertising costs are charged to operations when incurred and amounted to $67,607.

Equipment and Depreciation

Equipment with an estimated useful life in excess of one year is capitalized at cost and depreciated over its estimated useful life, generally 3-7 years, on a straight-line basis.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3 – CASH

The following is a summary of cash in banks and held by others in fully insured accounts as of December 31, 2010.

	2010
Checking	$ 894,584
Total	$ 894,584

First Midwest Securities, Inc. maintains its operating cash balances in two financial institutions. After December 31, 2010, $500,000 of the organization's deposits was insured by the Federal Deposit Insurance Corporation. The remaining $394,584 was subject to credit risk.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 4 - COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2010:

	Total
Securities Commissions:	
Clearing Houses	$2,002,160
Direct Business Receivable	41,767
Variable Annuity Commissions	91,799
Mutual Fund Commissions	1,832
Broker Advances	41,230
Total	$2,178,788

NOTE 5 – OTHER INCOME

First Midwest Securities, Inc. provides a group rate for brokers under errors and omissions insurance. Each broker pays an amount which is less than they would pay on their own but more than First Midwest Securities, Inc.'s average. This results First Midwest Securities, Inc. makes a profit for brokers' efforts in coordinating.

The total expense and reimbursement of errors and omissions insurance were $257,987 and $385,561 respectively for year 2010. The net amount of $127,573 was included in other income.

NOTE 6 - RELATED PARTY TRANSACTIONS

Intercompany Activities
First Midwest Securities, Inc. pays officer life insurance for its parent company. The officer life insurance paid for its parent company was $848 for 2010.

First Midwest Securities, Inc. also incurs activity with its affiliate, First Midwest Insurances Services, Inc. There was $43,385 receivable from the affiliate at year end.

Consolidated Income Taxes
First Midwest Securities, Inc. receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. (See also note 8).

Notes Receivable
The Company makes advances to employees and independent brokers in the form of notes with various terms for repayment and forgiveness. The terms for repayment and forgiveness do not specify certain dates or amounts. Therefore, the amounts are estimated as current or noncurrent based on past experience as follows:

NOTE 6 - RELATED PARTY TRANSACTIONS - continued

Year	Amount Due
2011	$ 118,250
2012	52,167
	$ 170,417

NOTE 7 – OPERATING LEASE

The Company leases its office space in Illinois under a lease agreement for monthly payment of $9,568 from November 1, 2009 to October 31, 2010. The monthly payment will increase to $9,855, $10,150, $10,455 and $10,768 in year 2011, 2012, 2013, and 2014 respectively. The lease runs through October 31, 2014.

Office space is also leased in California under a lease agreement for $900 per month. . That lease runs through May 31, 2010. The leases are classified as operating leases.

Office lease paid during 2010 was $142,581. The following are annual future minimum amounts due under the current operating leases.

2011	$ 118,847
2012	122,412
2013	126,084
2014	107,684
	$ 475,027

The Company has lease agreements for various operating purposes on a month-to-month basis and an agreement to provide office space for a related party which totaled $11,388.

NOTE 8 - INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.) and another subsidiary (First Midwest Insurance Services, Inc.). The Company transfers its portion of consolidated income taxes for remittance as they accrue.

The current provision for income taxes including deferred components resulting from the tax effects of filing a consolidated return was a tax expense in the amount of $195,113.

There were no significant differences between the expected income tax income computed at the U.S. statutory income tax rate and the Company's income tax.

NOTE 9 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Effective January 1, 2009, the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions." This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.

The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2006 to 2008 remain subject to examination by the taxing authorities.

NOTE 10 – DEPOSIT WITH CLEARING ORGANIZATIONS

The Company is required to maintain deposits of $ 313,791 with the organizations that clear its customers' transactions. The $313,791 is included in other assets.

NOTE 11 - PENSION PLANS

The Company contributes matching contributions to savings incentive retirement accounts for eligible employees. The contribution matches the employee's salary reduction contribution up to 3% of earnings. The Company may make non-elective contributions equal to 2% of compensation in lieu of the matching contribution. The company contributed $39,663 during the year.

NOTE 12 - NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are the greater of 6.67% of total liabilities or $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

NOTE 13 - STOCKHOLDER'S EQUITY

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding.

NOTE 14 - CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. The company was within the insured limit at year end.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2010.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

Fair Value Measurements on a Recurring Basis - As of December 31, 2010

	Level 1	Level 3	Total
Assets			
Securities Owned			
Equities	$ -	$ -	$ -
Money Markets, Bonds & CDs	105,511	-	105,511
Security Deposits with Clearing House	313,791	-	313,791
Notes receivable – related parties – current	-	161,635	161,635
Notes receivable – related parties – noncurrent	-	52,167	52,167
Total	$ 419,302	$ 213,802	$ 633,104

Total Gains/Losses Included in Income

Principal Transactions

	Notes Receivable Related Parties
Assets	
Beginning of Year	$ 420,348
Purchases, sales, issuances and settlements (net)	(206,546)
End of Year	$ 213,802

NOTE 16 – CONTINGENCIES

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying financial statements of First Midwest Securities, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required supplementary information. Such information, except for page 18 which is unaudited and for which we express no opinion, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Associates, CPA's, P.C.

February 15, 2011

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
For the Year Ended December 31, 2010

Other General and Administrative Expenses	
Personnel costs	$ 1,789,740
Accounting	68,892
Advertising	67,607
Charitable donations	889
Depreciation	9,739
Dues and subscriptions	106,509
Consulting Services	27,540
Educational expenses	14,044
Repairs & Maintenance	2,840
Commissions Processing Expense	4,763
Trading Errors	46,763
Equipment rental	17,951
Insurance	1,164
Technology expenses	256,556
Licenses and permits	17,887
Professional and Legal Fees	18,817
Office Expense	74,365
Rent	163,376
Travel	106,873
Total Expenses	$ 2,796,316

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Computation of Net Capital
December 31, 2010

Total stockholder's equity per financial statement	$ 1,653,548
Deduct	
Haircuts on securities	(1,342)
Total nonallowable assets per statement of financial position	(546,513)
Net Capital	$ 1,105,693

Computation of Excess Net Capital Requirement
December 31, 2010

Net Capital	$ 1,105,693
Deduct: Minimum dollar net capital requirement -note 12	(157,007)
Excess Net Capital	$ 948,686

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
December 31, 2010

Unaudited net capital per Focus Report	$ 1,105,693
Adjustments to asset accounts -increase (decrease)	-
Adjustments to liability accounts -decrease (increase)	-
Audited net capital	$ 1,105,693

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement

Unaudited Excess Net Capital	$ 948,686
Adjustments to asset accounts- increase (decrease)	-
Adjustments to liability accounts-decrease (increase)	-
Audited Excess Net Capital	$ 948,686